Exhibit 7

EXECUTIVE OFFICERS AND DIRECTORS

OF

ACMC, LLC

The names of the Directors and the names and titles of the Executive Officers of ACMC, LLC and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of ACMC, LLC at 1290 Avenue of the Americas, New York, New York, 10104. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ACMC, LLC and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

* Nicholas Liolis	Senior Vice President and Chief Financial Officer Managing Director and Chief Investment Officer, AXA Equitable Life Insurance Company

* Anders Malmström (1)	Chairman of the Board, President and Chief Executive Officer Senior Executive Director and Chief Financial Officer, AXA Equitable Life Insurance Company

*	Director
(1)	Citizen of Switzerland